
02005212

1-31-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
JAN 29 2002

SEC FILE NUMBER
8- 42227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 Earle Ovington Blvd. 7th Floor
(No. and Street)

Mitchel Field, (City) New York (State) 11553 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen J. Perrone (516) 222-5300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kalmus, Siegel, Harris & Goldfarb, CPAs, LLP
(Name — if individual, state last, first, middle name)

585 Stewart Ave., Suite 550 (Address) Garden City, (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 01 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Perrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Securities, Inc., as of November 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



ELIZABETH WERTER
Notary Public, State of New York
No. 01WE6036139
Qualified in Nassau County
Commission Expires 01/18/2006

Notary Public



Signature

Chairman

Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

Independent Auditor's Report

Board of Directors
Northeast Securities, Inc.

We have audited the accompanying statement of financial condition of Northeast Securities, Inc. as of November 30, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Securities, Inc. as of November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kalmus, Siegel, Harris + Goldfarb, LLP
Kalmus, Siegel, Harris & Goldfarb, LLP

Garden City, New York
January 22, 2002

NORTHEAST SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2001

ASSETS

Cash	$ 1,846,063
Receivable from broker-dealers and clearing organizations	261,055
Securities owned:	
Marketable, at market value	350,218
Not readily marketable, at estimated fair value	14,106
Accrued interest receivable	53
Furniture and equipment at cost, less accumulated depreciation of $161,502	229,801
Other assets	650,661
	$ 3,351,957

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Payable to broker-dealers and clearing organizations	$ 75,700
Accounts payable and accrued expenses	1,183,666
Securities sold not yet purchased at market value	64,673
Income taxes payable, including deferred taxes of $19,311	19,861
Security deposits payable	303,586
	1,647,486
Stockholders' equity	
Preferred stock, 1,000,000 shares $.01 par value authorized, 0 shares issued	0
Common stock, 20,000,000 shares $.01 par value authorized, 11,998,588 shares issued and outstanding	119,986
Additional paid-in capital	2,965,735
Retained earnings	1,243,647
Unamortized deferred compensation	(479,167)
Treasury stock (at cost)	(2,145,730)
Total Stockholders' Equity	1,704,471
	$ 3,351,957

The accompanying notes are an integral part of these financial statements.

NORTHEAST SECURITIES, INC.
INCOME STATEMENT
For the period December 1, 2000 to November 30, 2001

REVENUES	
Commissions	$ 16,983,553
Principal transactions	321,315
Interest and dividends	67,142
Other	212,267
	17,584,277
EXPENSES	
Employee compensation and benefits	3,804,383
Commissions, floor brokerage, exchange, and clearance fees	11,542,426
Communications and data processing	467,000
Occupancy	204,962
Interest and dividends	16,083
Other operating expenses	1,475,541
	17,510,395
INCOME BEFORE INCOME TAXES	73,882
PROVISION FOR INCOME TAXES	25,224
NET INCOME	$ 48,658

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the period December 1, 2000 to November 30, 2001

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock at cost Amount	Deferred Compensation
Balance at 12/1/2000	176.50	800	109,921	1,194,989	(788,626)	
Net Income (Loss)				48,658		
Effect of Stock Split	999823.50	99,200	(99,200)			
Sale of Common Shares	3300004.00	33,000	2,442,000			
Restricted Stock Issued	666667.00	6,667	493,333			(500,000)
Deferred Compensation Expense						20,833
Net purchase of common Shares for treasury	(1968083.00)	(19,861)	19,681	0	(1,357,104)	0
Balance at 11/30/2001	11,998,588	119,986	2,965,735	1,243,647	(2,145,730)	(479,167)

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the period December 1,2000 to November 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 48,658
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	44,279
Deferred taxes	(26,896)
Deferred compensation	20,833
(Increase) decrease in operating assets:	
Net receivable from broker-dealers and clearing organizations	(84,192)
Securities owned, net	177,755
Prepaid expenses	(322,035)
Interest receivable	6,220
Accrued income	3,040
Increase (decrease) in operating liabilities:	
Accrued payables & accrued liabilities	230,054
Income taxes payable	(167,750)
Securities sold, not yet purchased	64,673
Security deposits payable	303,586
Total adjustments	249,567
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	298,225
CASH PROVIDED (USED) BY INVESTING ACTIVITIES	
Purchase of furniture and equipment	(187,271)
Loans made – net	(287,147)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(474,418)
CASH PROVIDED (USED) BY FINANCING ACTIVITIES	
Repayment of short-term loans	(68,785)
Issuance of common shares	2,475,000
Purchase of treasury stock	(1,357,104)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	1,049,111
NET INCREASE (DECREASE) IN CASH	872,918
CASH AT BEGINNING OF YEAR	973,145
CASH AT END OF YEAR	$ 1,846,063
SUPPLEMENTAL CASH FLOW DISCLOSURE:	
Income tax payments	$ 274,814
Interest payments	$ 16,083
Non cash item – restricted stock issued	$ 500,000

The accompanying notes are an
integral part of these financial statements.

NORTHEAST SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
November 30, 2001

1. Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.

2. Summary of Significant Accounting Policies

a. Business Description

Northeast Securities, Inc., (the Company), is a New York Corporation and acts as a fully disclosed broker-dealer engaged in the following types of businesses: Listed and OTC Stocks, Mutual Funds, Government and Municipal Securities, Put and Call Options, Limited Partnerships, Annuities, and Tax Shelters. The company acts as a market maker in selected OTC stocks.

b. Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

c. Securities' Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered for the account and risk of the Company are recorded on trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by the Board of Directors.

d. Commissions

Transactions executed by the broker-dealer as agents for customers and related commission income and expenses are recorded on a settlement date basis which is not materially different from a trade date basis.

e. Fee Income

Fee income is recorded as earned, with billed but not paid amounts reflected as accounts receivable and amounts received but not earned reflected as deferred fee income.

f. Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days.

g. Deferred income taxes are provided when income and expenses, principally relating to unrealized gains on long term investments, depreciation expense and deferred compensation expense are recognized in different years for financial and tax reporting purposes.

h. Depreciation is provided on a straight-line basis using an estimated useful life of five years with a half-year provision in the year of acquisition. Amortization of computer software is provided on a straight-line basis over sixty months.

3. Receivable From Broker-Dealers and Clearing Organizations

Receivable from clearing organization	$ 90,672
Fees and commissions receivable	170,383
	$ 261,055

4. Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading and broker-age activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Securities Owned and Sold, Not Yet Purchased

Marketable securities owned consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 46,385	0
Corporate bonds	204	0
Corporate stocks	317,735	63,773
Options	0	900
	$ 364,324	64,673

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At November 30, 2001, these securities at estimated fair values consist of the following:

Equities	$ 14,106

6. Related Party Transactions

The company at times advances money to its shareholders or other shareholder owned entities on a short-term basis. At November 30, 2001. There was $278,480 due from a shareholder.

7. Short-term Loans Payable

The company meets its short-term financing needs by borrowing against securities it owns for investment purposes. The interest rate is a floating rate above the prime rate. There was no balance outstanding under this facility at November 30, 2001.

8. Commitments and Contingencies

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Minimum aggregate annual rentals for office space and equipment at November 30, 2001, are approximately as listed below:

Fiscal year	Amount
2002	376,322
2003	191,192
2004	189,978
Aggregate amount thereafter	334,854

Rent expense for the year ended November 30, 2001 aggregated $ 267,782.

The company is contingently liable for a standby letter of credit in the amount of $94,306 issued by Chase Manhattan Bank presentable if the company is in default on its lease for its New York City Office.

The Company - together with various other broker-dealers, corporations, and individuals - has been named as a defendant in a few lawsuits that claim substantial damages. Management of the Company, after consultation with outside legal counsel, is highly confident that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

9. Capital Stock

The authorized, issued, and outstanding shares of capital stock at November 30, 2001, were as follows:

Common stock, $.01 par value, authorized 20,000,000 shares, 11,998,588 shares issued and outstanding.

Preferred stock, $.01 par value, authorized 1,000,000 shares, 0 shares issued and outstanding.

10. Pension Plan

The company has a 401(K) plan which allows eligible employees to voluntarily defer a percentage of salary. The company at its option can match employee deferrals. The company elected not to make any matching contributions for the year ended November 30, 2001.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in its initial year and 15 to 1 in subsequent years.

At November 30, 2001, the Company had net capital of $ 805,485 which was $ 701,246 in excess of its required net capital of $ 104,239. The Company's net capital ratio was 1.94 to 1.

12. Income Taxes

The income tax provision consists of the following:

	Total	Currently Payable	Deferred Tax Credit (Debit)
Federal	23,599	46,890	(23,291)
State and local	1,625	5,230	(3,605)
	25,224	52,120	(26,896)

The Company's effective tax rate was greater than the statutory rate because long-term investments have a market value below cost and no deferred tax benefit on the unrealized depreciation below cost is being recognized. Income taxes currently payable are more than the income tax expense provision because of large unrealized depreciation on securities held for long term investment.

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of November 30, 2001

NET CAPITAL

Total stockholders' equity		$ 1,704,471
Add:		
Other (deductions) or allowable credits - deferred income taxes payable		19,311
Total capital and allowable subordinated borrowings		1,723,782
Deductions and/or charges:		
Securities not readily marketable	$ 14,106	
Furniture and equipment, net	229,801	
Other non-allowable assets	610,371	854,278
Net capital before haircuts on securities positions		869,504
Haircuts on securities		
Trading and investment securities		
State and municipal government obligations	272	
Stocks, bonds, mutual funds	48,427	
Money market funds	10,809	
Undue concentration	4,511	64,019
Net Capital		$ 805,485

AGGREGATE INDEBTEDNESS

Payable to broker-dealers and clearing organizations	75,700
Accounts payable and accrued expenses	1,183,666
Income taxes payable	550
Security deposits payable	303,586
Total aggregate indebtedness	$ 1,563,502

continued

SCHEDULE I
NORTHEAST SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of November 30, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 104,239
Excess net capital	$ 701,246
Excess net capital at 1,000%	$ 649,135
Ratio: Aggregate indebtedness to net capital	1.94 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of November 30, 2001)

Net capital, as reported in Company's Part II (unaudited)	
Focus report	$ 792,518
Haircut and undue concentration adjustment	36,863
Net audit adjustments	(23,896)
Net capital per above	$ 805,485

KALMUS, SIEGEL, HARRIS & GOLDFARB, CPAs, LLP

585 Stewart Avenue
Suite 550
Garden City, New York 11530
(516) 227-2525
Fax (516) 227-2548

Members:
American Institute of Certified Public Accountants
N.Y. State Society of Certified Public Accountants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors
Northeast Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Northeast Securities, Inc. (the Company), for the year ended November 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kalmus, Siegel, Harris + Goldfarb, LLP

Kalmus, Siegel, Harris & Goldfarb, LLP
January 22, 2002